Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Vanc Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

February 2, 2018

Item 3News Release

The news release was disseminated on February 5, 2018 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company announced changes to its management and granting of stock options.

Item 5Full Description of Material Change

5.1Full Description of Material Change

February 5, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce the appointment of Dong H. Shim as Chief Financial Officer.

Dong H. Shim is a member of the Chartered Professional Accountants of British Columbia and has served as an audit partner on numerous audit engagements with a mid-size firm located in Vancouver, British Columbia, where he audited various publicly traded companies, primarily focusing on junior mining, oil and gas, pharmaceutical, and high-tech industries.

Mr. Shim commented, "I look forward to working closely with the entire Board and leadership team to implement financial strategies to support the continued growth and success of the Company."

“We are thrilled to have Mr. Shim join the company,” said Bob Rai, Director of Vanc Pharmaceuticals.  “His expertise and experience will be invaluable as we continue to build on our team and progress as a company”.

Raj Padhiyar will continue with Vanc Pharmaceuticals as Financial Controller.

The company also announces today the granting of stock options under its Stock Option Plan to purchase an aggregate of 150,000 common shares of the Company at an exercise price of $0.35 per share for a five year term. The stock options were granted to an officer of the Company and are subject to any necessary regulatory approvals.  The stock options may be subject to vesting conditions at the discretion of the board.  For further information on VANC Pharmaceuticals Inc., please visit the Company’s web site at www.vancpharm.com.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Date of Report

February 7, 2018

AC/715230.2